September 17, 2010

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha S. Parikh, Staff Accountant
Mark Brunhofer, Review Accountant

Re:	Charles River Laboratories International, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2009
Form 10-Q for the Fiscal Quarter Ended June 26, 2010
File No. 1-15943

Ladies and Gentlemen:

Charles River Laboratories International, Inc. is in receipt of your letter dated September 3, 2010 and appreciates the opportunity to respond to your comments.  We are writing to inform you that we intend to provide a response to your comments no later than October 1, 2010.

If you should have any questions about this letter, please call the undersigned at (781) 222-6301.

Very truly yours,

/s/ Thomas F. Ackerman

Thomas F. Ackerman
Corporate Executive Vice President and
Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com